EXHIBIT 12.2

HOSPITALITY PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004

Income from Continuing Operations	$112,103	$33,925	$124,335	$220,224	$156,501	$118,779	$116,221
Fixed Charges	71,567	78,849	156,844	148,110	81,451	65,263	50,393
Adjusted Earnings	$183,670	$112,774	$281,179	$368,334	$237,952	$184,042	$166,614

Fixed Charges and Preferred Distributions:
Interest on indebtedness and amortization of deferred finance costs	$71,567	$78,849	$156,844	$148,110	$81,451	$65,263	$50,393
Preferred distributions	14,940	14,940	29,880	26,769	7,656	7,656	9,674

Combined Fixed Charges and Preferred Distributions	$86,507	$93,789	$186,724	$174,879	$89,107	$72,919	$60,067

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	2.12x	1.20x	1.51x	2.11x	2.67x	2.52x	2.77x